================================================================================

                       Filed by Franklin Resources, Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933

                       Commission File No. 1-9318

                       Subject Company: Fiduciary Trust Company International


FORWARD-LOOKING STATEMENTS:
Statements in this filing regarding Franklin Resources, Inc.'s business and proposed acquisition of Fiduciary Trust Company International which are not historical facts are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks, uncertainties and other important factors that could cause the actual results and outcomes to differ materially from any future results or outcomes expressed or implied by such forward-looking statements. Such risks, uncertainties and other important factors include: the ability to obtain governmental approvals of the share exchange on the proposed terms and schedule; the failure of Fiduciary Trust Company International's shareholders to approve the share exchange; the risk that the businesses will not be integrated successfully; the risk that the revenue synergies and cost savings from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult for each company to maintain relationships with clients or employees; increased competition; the risks of new and changing regulation in the U.S. and internationally; and other risk factors described in Franklin's recent filings with the U.S. Securities and Exchange Commission.

ADDITIONAL INFORMATION:
It is expected that Franklin Resources will file a registration statement and other relevant documents concerning the proposed acquisition of Fiduciary Trust Company International with the U.S. Securities and Exchange Commission and will mail a prospectus to shareholders of Fiduciary Trust Company International. FIDUCIARY TRUST COMPANY INTERNATIONAL SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION. Investors will be able to obtain these documents free of charge at the Commission's web site at www.sec.gov or from Franklin by directing such requests to Investor Relations, Franklin Resources, Inc., 777 Mariners Island Blvd., San Mateo, CA 94409, (tel: 1-800-632-2350 x28900).


NY2:\976715\03

On October 25, 2000, Franklin Resources, Inc. and Fiduciary Trust Company International held a meeting for the investment community discuss the acquisition by Franklin Resources, In. of and Fiduciary Trust Company International. A transcript of the meeting and simultaneous webcast follows.

October 25, 2000

11:00 a.m.

         MR. JOHNSON:  Good morning

everyone.  I'm Charlie Johnson, Chairman

and CEO of Franklin Resources, and I'd

like to introduce the folks at the head

table.

         On my immediate right is Anne

Tatlock, who is President and CEO of

Fiduciary Trust Company.  On her right is

Michael Magdol, who is Vice Chairman of

Fiduciary Trust Company, and on my left is

Martin Flanagan who is President of

Franklin Templeton Companies.

         First, I would like you all to

look at our forward-looking statement here

so that we comply with all of the legal

requirements.

         MS. TATLOCK:  Is there a test?

         (Laughter.)

         MR. JOHNSON:  I assume all of

you speed readers have had a chance to

look at that by now, so....

         I would like to welcome you

all.  This is an extremely exciting day

for us.  As you know, this morning we
reported our earnings, and, more

importantly, we reported the merger

with -- of Franklin Resources with

Fiduciary Trust Company.  We're all

extremely excited about the opportunity of

putting these two money managers

together.  It's a very strategic and

complementary merger with very little

overlap in either our markets or our

investment styles.

         The transaction is tax-free, and

it will be done as a pooling of interests

and an all-stock transaction.  The

purchase price will be approximately

113.38 per share or $825 million, there's

a collar, with the exchange being plus or

minus ten percent, depending upon the

average ratio or the average price of the

Franklin Resources stock twenty days prior

to regulatory approval.

         The expected closing is the

first quarter of calendar 2001, and

Fiduciary will be run as a wholly owned

subsidiary separately; the management will stay in place, their style will stay in place.  We have employment contracts or

will have by signing employment contracts

with all of the senior people.  There's --

in order to provide retention, we have an

85 million dollar cash and stock option

retention pool for all employees of

Fiduciary, and the inside directors have

agreed to vote their shares in favor of

the transaction.

         Strategically, it makes an awful

lot of sense.  There's very little

overlap.  Franklin as you know has been

primarily a retail or in the retail market

with mutual funds; Fiduciary has primarily

been in institutional and high net worth

clients.  Combined assets under management

will be $280 billion across all assets and

style, from domestic to international,

from value to growth.  And I might add

that we are delighted with the Fiduciary

growth capabilities.  They've had really

an outstanding record in that, that area.

Franklin, of course, is the largest
municipal fund, mutual fund manager, with

over 44 billion, and Fiduciary brings to

the table a strong institutional global

fixed income position.

         The high net worth business is

probably the fastest growing business in

financial services, and we are very

pleased to have Fiduciary.  They are a

leader in this area and have been growing

that business extremely nicely.

         The combination doubles our

institutional assets, and together we will

have over 1,000 institutional accounts and

1,000 family relationships across many

markets.

         Franklin, we expect, will offer

retail products that are generated and

managed by Fiduciary, and we feel that the

global reach of our organization will

leverage both of our growth.  After the

merger, we will have offices in 29

countries.

         MS. TATLOCK:  I'm sure all of

you in this room know Franklin far better than Fiduciary Trust, but I hope you all leave with a much clearer  understanding of

Fiduciary.

         We believe we are a very unique

franchise.  We have been in existence for close to

70 years, actually managing money for

high net worth families from 1931 and

subsequently managing money for

institutions both not-for-profit and

for-profit institutions as we emerge

through the period of wealth in those

institutions in the Forties, Fifties,

Sixties, Seventies, Eighties and Nineties.

This is important because our focus

throughout our entire history as a pure

asset management firm.

         We are delighted that we are

actually combining with a management that

has had the same sense of importance and

priorities with respect to the business

strategy of their organization in

emphasizing asset management for

individuals and institutions.

         We have an excellent long-term
investment and financial performance

record.  We have performed very well for

both our clients and our shareholders

throughout our entire history.  I think

that's evidenced by our reporting to our

shareholders with respect to earnings and

all the financial ratios which my

colleague, Michael Magdol will speak to

when he talks.

         With respect it our clients,

perhaps our performance is best evidenced

by the very high retention rate that we

have with our clients.  It's remarkable,

we feel, that our retention rate is over

99 percent.  It's less than 1 percent of

our clients in the high net worth area

that have left us for one reason or

another.

         We have a global presence with

which we have attached a tremendous

importance.  We as an organization made

the decision that we really wanted to

focus on the global markets in the

mid-Sixties, which was when it wasn't
really that profitable for an organization

to undertake such an effort, but a

position does to do the research and the

kind of work in the financial markets,

both equity and fixed income, that today

makes us a very strong competitor.

         Our clients include some 500

institutions and more than a thousand

families.  Most of them are in the United

States, these high net worth families, but

many of them are outside the United

States, and I think working with  Charlie

and working with Franklin, we're really

going to be positioned to expand that in a

very meaningful way.

         We have really done our work

quite differently and very -- and that's

why this combination is so complementary.

We've always focussed on growth-oriented

management with respect to our investment

process, and we also have always focused

on separately managed accounts, and this

brings a dimension, I believe, to Franklin

which will help Franklin, and we will be helped by their capabilities and their focus and research.

         We have focused with respect to

really expanding the total services that

you need to effectively manage wealthy

families, and the transfer of wealth that

occurs in the generations of -- throughout

the lives of these people.  Therefore, we

do not only investment management work but

a lot of estate planning, asset

allocation, tax planning, custody and

administration, as well as some private

banking.

         If you turn to the -- if you

cast your eye at the next slide, we have

categorized here the key client segments

that Franklin, Fiduciary Trust, and then

the combined organization will have a

presence.  As you can see, there is not

overlap of any significance as -- up until

the time that we were -- as we stood as

independent units.  You can see that as a

combined organization we are positioned to

effectively get business in all of these areas, be they the mutual funds, the high net worth area, the institutional market,

both the DC and the DB markets, the

endowment and the foundation markets.

         On the next slide, I think many

of you in this room are probably quite

familiar with the issue that's addressed.

There is tremendous opportunity throughout

the world if you are a firm positioned to

manage institutional money that's going to

be -- actually and retail money that's in

the market because of the whole

off-loading of the liabilities associated

with retiring from the private sector to

the public sector.  I think probably

everyone in the room has read a great deal

about what's happening in Europe and in

Asia and in Latin America.

         And if you cast your eye here,

you can see that the largest markets here,

Japan, the U.K., Canada and Germany, all

markets within which both Franklin and

Fiduciary have done work are growing

very, very rapidly.  Today Japan alone
represents about $2.5 trillion in this

area of the market.  And then if you look

at the three to five compounded annual

growth rate that's expected both on a

retail and institutional business, those

numbers are double digit.  Our market is

no longer growing at double-digit rates.

So this really is a very important

strategic business issue to be remembered.

         MR. JOHNSON:  And I might add

that we have offices and clients in all of

the countries that you, you see and we are

very excited about the opportunities for

growth in those countries.

         MS. TATLOCK:  And we do not have

that overlap because we couldn't afford

the offices, and we're so excited about

the fact that we can get in there and work

together to really develop it.

         MR. JOHNSON:  As you can see, we

have a strong international presence with

offices in 29 countries and 45 offices

worldwide, and this --

         MS. TATLOCK:  And the --

         MR. JOHNSON:  Go ahead.

         MS. TATLOCK:  No; go ahead.

         The uniqueness of this is that

these -- this presence isn't limited to

the typical map that you might see a money

manager talking about.  It's not just the

developed markets; you have a lot of the

developing markets here.  So the

presence is not only marketing and

investment management, but it's sourcing

the intellectual work that's used in the

Templeton Funds, for instance, and

throughout Franklin in general.

         MR. JOHNSON:  This shows the

retail defined benefit and defined

contribution exposure that each of the

organizations have in the U.S. as well as

the important overseas countries, and on a

combined basis, as you can see, we have a

retail and defined benefit exposure in

every one of these countries, and on the

defined contribution we are in all the

major countries, the -- some of them have

not yet -- that market has not yet
developed and we have -- we are positioned

to be there when that market does develop.

         MS. TATLOCK:  The equity

capabilities really now cut across all of

the key mandates that any planned sponsor

would really want you to address, or any

wealthy family.

         In today's environment, you

don't differentiate between planned

sponsors and individual wealth to the

degree that you used to because high net

worth families are very, very

sophisticated in many cases, and so to

have the capability to really provide

value, growth, core, international,

European, Asian, emerging markets, sector

funds, specialty funds or alternative

investments is really a requirement, if

you are going to be a leader, and we're

positioned to be in that position.

         MR. JOHNSON:  As we said

before, Franklin is the number one

provider in tax-free muni funds and also

has broad fixed income strengths, and on a long-term basis we have had superior risk-adjusted returns in our muni area and

our fixed income.  In fact, the vast

majority of our muni funds are ranked four

or five stars by Morningstar.  As a value

manager, some of our funds stumbled during

the '98 market and part of the '99, but

I'm happy to say that the performance over

the past year and -- as well as during '99

on the whole was extremely strong, and the

mutual series, for example, funds were in

the top quartertile and several of them

were in the top decile on a year-to-date

basis.

         MS. TATLOCK:  And with respect

to the fixed income capability of

Fiduciary, we are a leading provider of

global, international, core, U.S. core,

opportunistic fixed income portfolios for

institutions and high net worth clients

worldwide, remembering that all of these

accounts are managed on a separate basis,

and today we manage some $22 billion of

such mandates.

         Speaking to the opportunity in

the high net worth area, Fiduciary, we

believe, will bring the franchise that has

been developed over 70 years to an area

where there's really tremendous growth.

         If you look at the growth in the

high net worth assets in the market in

general, in 1999, it totaled some 25-1/2

trillion dollars.  Within five years, or

by 2004, this market should approximate

close to $45 trillion.  This means

tremendous opportunity, and if you try

to -- hopefully, the fees won't be too

low, but if you try to look at the revenue

opportunity on a realistic fee basis, you

could see fee revenue attached to this

that's very symmetric, in billions rather

than in trillions, of course.

         So the opportunity that

Fiduciary provides is really the solutions

opportunity, the solutions orientation

that we bring to the management of high

net worth money.  We have professionals

who have been dedicated, trained,
experienced and have been providing

tax-aware transference of wealth over

generations for many years at our

organization.  You cannot build a trust

franchise in a short period of time.

         Strong relationships with key

family intermediaries, lawyers,

accountants, financial advisors and such

have been critical to the underpinning and

the growth of this part of the market.

And Fiduciary's private client

relationships have been important also to

gaining access to the institutional market

because wealthy individuals are often

prominent and successful people in their

own right and lead into other

opportunities.

         MR. JOHNSON:  We are

particularly excited about the

international possibilities in the high

net worth market.  We think that with our

offices overseas, we should be in a

position to really capitalize and leverage

that into some very fast growth.

         In addition, we are, of course,

headquartered in California, and Fiduciary

is headquartered in New York, and we feel

that we can leverage that in the high net

worth market as well.

         MS. TATLOCK:  And our average

size account today is $12 million for the

high net worth clients, and that continues

to build and grow with some speed.

         To get a sense of our

institutional business, perhaps it's best

captured in our next slide, which cuts

across the five regions of the world, the

U.S. through Asia, and looks at the types

of clients, and I can speak to the breadth

of the mandates in each of these

categories.

         In the U.S., for instance, our

client list cuts across public funds of

major nature, such as the CALSTERS, the

California State Teachers Employment

Retirement Systems, which we have had for

close to a decade, the Metropolitan Museum

of Art, Princeton, which has been a
significant client for the firm for many

years, and a custody client.

         In Canada, I might mention

Bombardier, for which this client actually

hires us for their pension funds in

Canada, Europe and the U.S.

         In Europe, there's a presence

with the Canton of Vaud, for instance,

which is a public sector fund in

Switzerland; in Switzerland we are the

largest non-Swiss manager of pension funds

in that country.

         And in Australia, we have a very

unique mandate with Australia Post as a

manager for global real estate, real

estate investments.

         And in Asia, I think anyone

that's been to Asia knows the Hong Kong

Jockey Club, and we manage their money.

         The strength in the

institutional assets, if you look at the

combined companies assets, it really

creates a pretty compelling mix of

institutional mandates that cut across
defined benefit and DC plans.  And

Franklin's infrastructure combined with

the work that we have been doing on a

separate account basis is really critical

to us being able to be there, for

instance, for the MPF Fund in China, to be

there in Japan.  And so, we are really

just bursting to go on that.   I think

that ends my part.

         And Michael?

         MR. MAGDOL:  Yes, thank you.

         Just to flush out our

financials, Fiduciary Trust Company is a

New York State.-chartered bank, a commercial bank,

but has elected to use its powers to

provide trust and custody services to its

clients since its inception.

         Just to give you a sense of our

balance sheet, it's about $650 million, of

which over 60 percent represents short-term

investable assets, only about $150 million

of our balance sheet are loans to our

clients.  Those are traditionally high net

worth clients, and I guess in the history of the firm, we have never really experienced a loan loss because all the

assets are under our custodial control.

         On the general characteristics

of the company, as you can see, our cash

flow over the past few years has generated

a good growth pattern, going about a

compounded rate of about 19.3 percent.

Our revenues, which comprise 95 percent of

fee income and only 5 percent of net

interest margin differential income,

because we don't use the balance sheet for

commercial banking purposes, has grown at

a compounded rate of about 12 percent, and

our earnings per share have had a very

steady, stable growth pattern well over

the years.  In the past 20 years plus we

have always had a consistent annual to

18-month growth in our dividend pay-out,

and we have had a compounded growth rate

in the recent past of about 15 percent,

representing a return on our equity of

approximately 22 to 23 percent.  Thank

you.

         MR. FLANAGAN:  Thanks, Michael.

         And if we take a look now at the

pro forma financial profile of the

combined organizations, I think it will be

striking to everybody in the room that the

result is, it is the strongest financial

profile of any investment, independent

investment management organization in the

industry.  So that's the start, and that's

pretty good.

         And if you start to look at some

of the components of that, EBITDA for

this, you have a nine-month -- excuse me,

12-month period ending September 30th

would have been in excess of $900 million.

The point of that is that it gives us the

ability to fund any further development

and expansion that Charlie and Anne have

been talking about, putting us in a very

unique position.

         The other important element to

take a look at is the strong equity base,

and this, again, gives us a unique

position in the industry where we will be able to take a long-term view during any volatile period but also, equally

important, to be able to act very, very

quickly to any further opportunities that,

you know,  might arise to further enhance

the organization.

         The combined organization will

manage $280 billion.  The increased size

is important, but another very, very

important point is the diversification

enhancements that come along with that.

The company is now even further

diversified on a product basis, on an

investment objective basis and also by the

geographic location of the clients that we

have around the world.

         If you take a look at the

operating leverage, it's quite immense,

and this is always important commentary

for people when in the beginning of a

transaction, and what we did as a combined

management team over the last two weeks is

do a best job we could of a detailed

analysis to identify some near-term
synergies, and that's, you know, things

that we would hope to accomplish or will

accomplish within the first two years.

         And in the area of technology, a

principal focus is for us to leverage the

e-business platform that we have already

created, and the Franklin Templeton

organization.  And I think a number of

you, if you took a look at the earnings

press release, you can see some of the

results in our e-business recognitions

just this past year.

         If you take a look at some of

the leverage on the operating expense

side, what that's really relating to is

the combined purchasing power of the

organization, and we have looked at the

different types of services that we both

provide, and we have identified areas

where in fact we know we will be able to

get some cost savings out of that.

         So we expect to fully achieve

these synergies within the -- by the end

of the first two years. That would make the transaction moderately accretive at the end of the second year, excluding the

impact of the retention pool.  And once

again, as Charlie and Anne pointed out,

there are substantial revenue

opportunities, but to be very clear, they

are not included in these financial

estimates that we have just speaking about.

         The important part of the

combination is that it really expands the

depth and breadth of the organization.

And this is a growth story.  It's not a

story about cost savings and cost

synergies, but the point we want to make

is that the transaction still makes sense

simply by looking at cost synergies alone.

         MR. JOHNSON:  Fiduciary will be

run as a separate subsidiary of Franklin

and retain its brand, and it's

headquarters will remain in New York.  The

current Fiduciary board and its management

will remain intact.  Franklin will add two

representatives to the Fiduciary board.

Anne Tatlock will continue as CEO of

Fiduciary, and she will join Franklin's

board and Office of the Chairman; and I

must say, that we are all extremely

impressed with Anne's talents and look

forward to working with her very much.

         We are organizing a joint

integration committee, which will include

senior managements -- or senior members

from both managements.

         We are really excited about this

transaction because we feel it will

accelerate our growth.  It balances the

business mix, basically covering all

markets.  It deepens the scale of our

investment styles, and it covers all of

the important regions in the world.

         Combined assets will be over

280 billion across all asset classes and

all investment style spectrums, positions

the company to take advantage of the

strong growth in the high net worth

business, and it doubles our institutional

assets and adds a thousand family

relationships to the organization.  I
think it will leverage and enhance the

global reach of both companies, and we are

extremely excited about that.

         As far as the earnings are

concerned, which we haven't spent a lot of

time on but we will take questions on, you

will notice that our earnings release was

much more extensive this quarter than it

ever has been before, and that's as a

result of input from all of you who have

requested more information, and I think

that we've given you everything that

you've requested.  But if anyone has some

suggestions on further disclosures for our

next quarter, we would be certainly happy

to entertain them.

         At this point, I would like to

open the meeting for questions and

answers.  We have a number of people on

the telephone, because there was

originally scheduled an earnings telephone

conference call at 4:30, so we'll start

out and I'll take three calls or three

questions from the audience here and then we will take three questions from the telephone and continue.

         Yes, sir.

         MR. HANBUREY:  Couple of

questions.  One for the Fiduciary people.

Could you run through the balance sheet

numbers again?

         MR. MAGDOL:  Certainly, I would

be pleased to.  I can make a copy of the

balance sheet available to you.  We do

have an annual published account, and our

call report is filed quarterly with the

New York State Banking Department.  But

just to give you -- and which is publicly

available information.  But just to give

you, in rounding terms, our total balance

is sheet is $650 million.  We have about

$150 million in loans outstanding, all of

which are fully collateralized by assets

under our control.  They are all U.S.

dollar loans and all short-term floating

rate obligations.  To the extent that we

have any fixed-rate loans, which are very

modest, they're fully neutralized from a

swap point of view.

         We have $380 million of liquid

assets representing Fed funds sold, short-

and medium-term U.S. governments, and some

small portfolio of tax exempt bonds.  And

the balance represents fixed assets,

receivables and accruals.

         MR. HANBURY:  The cash coming

from Fiduciary to Franklin will be how

much?

         MR. MAGDOL:  Cash coming --

         MR. HANBUREY:  Net cash?

         MR. MAGDOL:  Our capital is

$95 million, so of that $95 million, it

funds approximately $100 million in fixed

assets, receivables and accruals.  So in

terms of cash between the business,

it's -- there's very, very little, if any.

         MR. HANBUREY:  And the a

question to Charlie about just the

immediate -- how long will the golden

handcuffs be in -- how long will you take

to amortize the $85 million of retention

bonuses for the Fiduciary people, and do

you expect this transaction to be neutral,

accretive or dilutive over the next year

or so?

         MR. JOHNSON:  That's a number of

questions in one, but I think Marty and I

can answer both of those.

         The contracts with the Fiduciary

folks will be three to five years, and

depending upon the individual.

         I think I'll ask Marty to

comment on the 85 million dollar retention

pool as well as the dilution.

         MR. FLANAGAN:  The 85 million

dollar pool will be over four years, but

don't amortize that there's, you know,

straight over the four years; it's more

heavy in the first two years and less so

in the last two.  But that will be, you

know, fully disclosed as we finalize that.

         And then on the whether it's

accretive or dilutive, I think the first

thing I'd like to come back to is that,

you know, we're starting out of the box

with identified cost savings for the

organization, and as we had taken a look

at whether it's accretive or not, if you

take sort of a static view of the world
right now, and you go out with sort of

I/B/E/S growth numbers, you know, we think

that they will be modestly accretive by

the end of the second year.

         MR. JOHNSON:  And I think in the

first 12 months, assuming a static

position, which we don't expect things to

be static, it would be 4 percent dilutive;

I think in the second year, second

12 months, it would be 2 percent dilutive;

and in the third -- after that it would be

accretive.

         MS. BUTTE:  Amy Butte from Bear

Stearns.  Two questions.

         First, I was wondering if you

could go through the decision-making

process to use stock rather than cash,

especially considering the large level of

equity or excess capital that Franklin is

currently holding?

         And second, I'm wondering in

terms of the cost saves that you've

identified, what percentage can we expect

that to happen in, let's say, the first

six months versus kind of down the road
towards the last part of the two-year

period?

         MR. JOHNSON:  The stock versus

cash was just a negotiation, and we wanted

it to be a tax-free deal.

         MR. FLANAGAN:  On the timing of

the cost saves, I think, first of all, you

know, we expect the transaction to

close, excuse me, by the end of the first

quarter next year, calendar quarter, that

is, and what we're going to do, as Charlie

had mentioned, is start out of the box

with an integration team and, you know, be

pretty aggressive in trying to ensure

we're going the right things for the

organization, you know, very quickly.  The

timing of those cost saves, frankly, we

have not scheduled them out right now. But

I will say that we feel confident that by

the end of the second year, we will get

all of those in place and we'll have a

better idea of the timing of them as the

integration team does a little bit more

work.

         MR. JOHNSON:  Let me take a
couple of calls from the telephone at this

point and we'll come back to the floor.

         Is there a call ready or a

question ready on the telephone?

         SPEAKER:  Yes.  One moment,

please.  Once again, ladies and gentlemen,

please press the 1 on your touch-tone

phone if you do have a question.

         Mark Constat of Lehman Brothers,

please state your question.

         MR. CONSTAT:  Good morning.

First question, actually along the lines

of what Amy was asking, could you discuss

how you negotiated sort of a fair price

here, whether your criterion were return

on investment oriented, EPS, accretion,

dilution oriented, or whether pricing was

really more a function of where Fiduciary

Trust's peers had traded similarly,

etcetera.  And then, again, how you

weighed that against the opportunity cost

of being able to revert to shares with the

excess capital.

         MR. JOHNSON:  Well, we feel that

Fiduciary is a tremendous opportunity and a tremendous franchise, and we negotiated and came up with a fair price that we

thought benefited all the parties.  And in

negotiation you always have two sides and

this is the final result.

         Anne, is there anything that you

want to add to that?

         MS. TATLOCK:  I believe that the

price is fair and represents the franchise

value for our shareholders.  I also feel

that it is -- it was important, there was

a question with respect to why it was

stock and not cash, I think that I really

want everybody that owns Fiduciary stock

to own Franklin stock.  They are going to

be the members of my staff that's going to

be working with me, and I really feel that

many of our clients own Fiduciary stock

and I'd like them to own Franklin stock

and not be faced with the decision;

they're getting cash, they're going to

have to pay taxes, and then perhaps not

have as much.  Really aligned with my

interests now.

         My interest is now Charlie's
interest and Marty's and Michael's, and I

just think it makes more sense.

         MR. CONSTAT:  Very glad to hear

you say that.

         Actually, if I could also just

turn to the earnings for just a second as

well, maybe to you, Marty, first of all,

very much appreciate the additional

printed disclosure on sales redemptions,

flows, and the business highlights in the

press release.  But I was wondering if

there's any color you can add to the

either sequential increases in the always

ambiguous Other category on the expense

side as well as what appear to be a

sharper increase in Other Income even than

the gain on sale of the headquarters when

it's adjusted.

         And then lastly, if there's

anything material in the shift of asset

flow mix, any particularly high or low fee

assets that might have distorted in-flows

or out-flows at all this quarter.

         MR. FLANAGAN:  O.K.  Hopefully I

can remember all your questions, Mark, but let me try to --

         MR. CONSTAT:  Other income,

other expenses, and anything funny in the

flows.

         MR. FLANAGAN:  Gotcha.  O.K.

         Other income, yeah, there were

some capital gains outside of the

building, but that's, as you know, that's

sort of normal course for us; as they

arise, they arise.  It's nothing that --

we make good investment decisions as

opposed to, you know, anything else.

         MR. CONSTAT:  O.K.

         MR. FLANAGAN:  Other income, it

was an active order for us in, you know,

various travel and those types of things

and conferences, and that's some of the

explanation for the other expense area,

and I think if you look at the quarters

prior to last, you get a better idea of

what's really comparable.  IS&T and

occupancy cost it's an area that we've

been talking about for sometime.  I think

the best way to describe it, we have had

many, many projects underway to become a leader in using technology to solve business problems.  I think the best

result of that is explained in the press

release and by some of the recognitions we

have gotten, by Casina is one of the top

sites and Dalbar, and you're also getting

fantastic feedback from our advisor

channel on our proof services, and I think

everyone has seen the cost improvements

from the operational areas over the past

12, 18, 24 months.  So that is what is

behind there.

         The other thing we have talked

about in the past is that with some of the

accounting changes, it does make that line

a little bit more volatile with the

capitalization rules and what is and what

is not being able to be capitalized.

         We also are going through a

number of changes on the real estate side.

As you know, we are building our complex

in San Mateo, which gave rise to the sale

of that product -- excuse me -- the sale

of that building, and so we will be in

this transition phase of moving people
around quite a bit between now and next

July.  And that is, to a large degree,

what has gone on there.

         MR. CONSTAT:  O.K.

         MR. FLANAGAN:  On the flow side,

if, once again, I think if you take a look at the

U.S. retail fund flows, there was a higher

level of sales in the Class A area; that

also had a -- resulted in a higher payout

ratio in the quarter than previously.  So

those are some of the highlights of the

explanations during the periods.

         MR. CONSTAT:  O.K.  Thank you

very much.

         MR. JOHNSON:  Thanks.  I think

we had a question from the floor.

         MS. SOLATAR:  Joan Solatar,

CSFB.  A couple of questions.

         I guess, one, if you can

articulate a bit how you will leverage one

firm off of the other more specifically.

For example, internationally, what sort of

distribution to you need to add?  Same

thing domestically, what resources would

Fiduciary need to add to, you know, expand into other markets even domestically?

         MR. JOHNSON:  Well, I think, for

example, with Fiduciary's growth record,

we could organize a fund that would be

sold through the retail channels.

Internationally, we have C cap funds that

are headquartered in Luxembourg, and those

are sold in many nations throughout the

world. We could add a C cap fund which

would be managed by Fiduciary.  So those

are just two examples, and there are many

more.

         We have offices where,

traditionally what we have done is set up

offices in countries where we are

investing to get on-the-ground research,

and then we have added a sales capability

in those offices where the market appeared

to be promising, and I think that all of

those offices can be leveraged to include

Fiduciary.

         MS. SOLATAR:  And then a couple

of financial questions actually.

         What sort of asset growth are

you assuming for Fiduciary to get to your accretion in the third year? And then going back to the ROI question, you know,

it is at the high end of prices paid over

the last three years on a multiple basis,

so what sort of return do you require on

your acquisitions?

         MR. JOHNSON:  Well, just from

answering the last part first, and then

I'll ask Marty to answer the other, I

think if you look at the Schwab

transaction and other transactions that

are similar organizations, that this is

priced very favorably in comparison.

         MR. FLANAGAN:  Yes.  On the

forecast question, I think the best way

that I think we're going to address it is

not to get into the business of

forecasting but I can give you some idea

of what makes sense.  And, you know, there

are many, many third parties that are

publishing sort of the relative growth

rates of these types of businesses, and we

fully expect to be tracking those, and we

think it's a great franchise.

         And, you know, coming back to
the question that you asked earlier of how

we are going to leverage the

organizations, you absolutely cannot

overestimate the importance of the global

infrastructure.  Templeton started maybe

six, we got somewhere, Franklin came

along, enhanced it again with, you know,

once again, a stronger balance and

capabilities.  You pull together Fiduciary

and Franklin Templeton and it gets pretty

exciting, so....

         MS. TATLOCK:  I just might add,

a good example of this, without an

integration committee having been formed

to identify all of this, we do not have a

presence in Singapore.  We have the

product capability to manage separately

managed accounts, for instance, for the

monetary authority and the leading

institutions there.  To operate in

Singapore, you have to have an office. For

us to open an office in Singapore would be

very costly with our presence in Hong Kong

and Japan.

         As of today, I can get a RFP, if
one's going out, and have our marketing

department work on it instantly.  It

leapfrogs regulations, it leapfrogs

infrastructure.  It really positions an

organization to look in ways they could

never afford to look.

         Now, we still will have to

eliminate things we'd want to do, because

we won't have -- together we still won't

have, you know, all the money.  We'll have

to make decisions, but it just makes that

decision-making and that business

opportunity so much richer and deeper.

         MR. JOHNSON:  Let me take

another call from the phone lines.  Is

there another question on the line?

         SPEAKER:  Yes, sir.  Richard

Strauss of Goldman Sachs, please state

your question.

         MR. STRAUSS:  Yes, Charlie, I

guess kind of follow-up to the strategic

rationale here, in terms of the high net

worth business, you know, how much -- one,

how much decision was it, you know, you

looked at their global platform, what is the global mix in terms of high net worth,

and specifically what can you do there?

Also, I mean, you definitely have a track

record of laissez faire, of leaving the

acquisition alone.

         Is there also here though an

opportunity to really enhance the growth

of the high net worth business by applying

your marketing muscle?

         MR. JOHNSON:  Well, I think just

the perfect example, to follow up Anne's

comments is Singapore.  The high net worth

business is booming in Singapore, and we

have not been in that market at this

point.  And Singapore is sort of the

headquarters for Indonesia and Malaysia and

other places where there are a awful lot

of wealthy people, and we certainly hope

to move in that market.  But that's just

one example.  There are a number of them.

         MS. TATLOCK:  We can come to San

Mateo and get clients.

         (Laughter.)

         MR. STRAUSS:  Also, Charlie,

just on the -- actually, Marty, this can be for you too, as well. Just in terms of the cost savings, it seems like kind of an

aggressive number, and I'm just wondering,

will there be a way for us to benchmark

and kind of monitor the progress in terms

of your deliverance of these cost

savings?

         MR. FLANAGAN:  Richard, I think

where we are going to end up on that is we

are not going to end up getting in the

business of publishing sort of our score

sheet internally of cost savings.  But I

think where it's going to be reflective is

really in the operating performance of the

company, and I think, truly, we have a

record over the past few years, in

particular, of being very effective in

managing costs and getting synergies.

         And to your point, I want to

come back to the notion of laissez faire,

I think it's a little different than

that.  I think the approach that Charlie

has laid out that has been successful has

been one of nurturing and supporting the

organization that has come into the fold and while at the same time taking advantage of the best practices between

the two organizations.  So that's the

model that Charlie has put in place that I

think has been effective, and if you look

at what has happened, you know, going back

to the original Templeton-Franklin

combination, I think that's what should be

in people's mind as opposed to laissez

faire.

         MR. STRAUSS:  O.K.  And just one

more follow-up here, just the operating

margin and the earnings, it slipped year

over year a couple of percentage points,

one was the other expense, which you

addressed, and all the comp costs were

up.  And, you know, is this kind of like

just an anomaly in a more challenging

environment or is this -- does this really

speak to the trends, where it's just --

you know, it's getting more difficult to

be flexible even in environments that get

tougher?

         MR. FLANAGAN:  You know, with

regard -- with regarding the compensation, if you look at the number of employees we have now it's about 6500 employees.  So

it's quite different from where we were

from two years ago, but the type of

individual has changed.  It's a much more

high powered individual, and -- which is

good for the firm and good for our

clients, but no different than you and

Goldman Sachs and the rest of the people;

it's a very, very inflationary period

right now in financial services to attract

and retain good people and we are

committed to doing that.  With good people

good things happen and the business will

take care of itself after that.

         MR. STRAUSS:  O.K., thanks.

         MR. JOHNSON:  We are getting

fairly late.  I will just take one more

question from the floor.

         Is there a mike back there?

         MR. KATZ:  Bill Katz from

Merrill, two questions -- two-part

question, I should say.

         First question, could you talk a

little more about how you plan to leverage the institutional side of the business?

And maybe secondarily, could you break

down the profitability of Fiduciary a

little bit more detail, maybe the high net

worth versus the institutional, maybe put

into context where the cost saves will

come from, from that perspective?

         Thank you.

         MS. TATLOCK:  Well, I'll take

the last part first, because maybe I

misunderstood it.  But I'm not looking for

cost saving with respect to the high net

worth area.  It's an area in which we'd

want to continue to build, to grow

revenues and to grow clients.

         With respect to the discussions

that we've had on the institutional side,

what we would envision is the name that

Franklin has in markets around the world,

the Franklin Templeton name, is so much

better known than the Fiduciary name that,

together with the presence in these

various markets and the experience that we

have in the institutional market, we will

be able to generate a lot of very good
institutional client business that

otherwise wouldn't be there for us

independently or wouldn't be there for

Franklin independently because they have

the presence and the infrastructure and

the quality name; we have the capability,

but it has to be brought together.

         And this is very important in

the defined benefit and mostly the defined

contribution area of the market, the

institutional market.  Not to disregard

the not-for-profit market, but it's not as

significant outside the United States,

because the tax laws outside the U.S. do

not encourage people to give to tax-free

institutions where the governments provide

for running the not-for-profit institutions.

         MR. JOHNSON:  I think there was

one more question back here.

         MR. McVEIGH:  Follow ups, the

high net worth business is 28 percent of

your assets under management.  What

percentage of your revenues are pretax

profits?  That's the first question.

         MR. MAGDOL:  The revenues from
our high net worth business, ex our net

interest margin income, approximate about

40 percent.

         MR. McVEIGH:  Of overall

revenues?

         MR. MAGDOL:  Of the overall

revenues.

         MR. McVEIGH:  The second

question, you talked about diversification

of the product.  You have $28 billion in

equities, how much is growth, how much is

value?

         MS. TATLOCK:  None is value. All

is growth or core.

         MR. McVEIGH:  O.K.  And when you

say -- can you explain exactly what "core"

is?

         MS. TATLOCK:  Core is where your

benchmark would be the S&P 500. Typically,

in equities, and we also have core growth

and fixed income.  We actually have no

value product per se.  Our entire

investment process, with stock selection

and research, is all growth or growth

oriented.  So there is no overlap.

         I will never walk into an office

and compete for a new client and find that

Templeton's the competitor; we can both

win assignments from the same client.

         MR. McVEIGH:  O.K.  Just one

other follow-up.

         On your institutional business,

you didn't include what the ending assets

were in 1999.  Can you give us that and

also what the net flows were year-to-date

2000?

         MS. TATLOCK:  I'm trying to

remember what the net assets were at the

end of 1999.  I would hazard a guess they

were about 43 billion, buy don't hold me

to that.  I could get back to you on that.

         MR. McVEIGH:  O.K.  Just the 825

includes the retention or doesn't include

the retention?

         MR. FLANAGAN:  It doesn't

exclude the retention.

         MS. TATLOCK:  No.

         MR. McVEIGH:  So it's 825 plus

the 85 in retention.

         MR. FLANAGAN:  Yes.

         MR. McVEIGH:  O.K., thanks.

         MR. JOHNSON:  Just one more

question, and then we will wind it up.

         MR. KRASHAAR:  I just want to --

Judah Krashaar from Merrill Lynch.  I just

want to clarify the issue of mix and

margin.  It would seem to me that your

opportunity here is to shift your high net

worth mix in Fiduciary up dramatically in

coming years, and if you looked at current

margins on the high net worth business

versus the institutional business, is it

fair to assume that that rate of

profitability is higher, and so, as we go

into the future, would the margins of

Fiduciary tend to rise?  I'm just

wondering if you could give us some color

in terms of the relative profitability of

both businesses and where that mix will go

in the future.

         MR. MAGDOL:  Do you want me to?

         MS. TATLOCK:  Sure.

         MR. MAGDOL:  I think that's a

very good observation, and I think, from

my perspective, quite clear that the
margins on growth of the high net worth

business present greater opportunity to

create greater profit margins going

forward, and I think the commitment by

Franklin to use Fiduciary as a platform

for the growth of that business represents

a very exciting opportunity for the

perpetuation of our franchise and the

growth and expansion of that business and

the profitability overall.

         MS. TATLOCK:  I think the most

important point to go away with in

addition to that is that the high net

worth business affords the institution

stability to its asset base.  It is not

business that you have to watch monthly

for asset flows in and out of.  If you are

doing your work, those clients stay with

you, and when they die, their children

stay with you and their grandchildren.

It's a different type of business.  On the

institution the side, we live with a much

more short-term-oriented client in the

sense that they are all responsible to

report to -- everybody reports to somebody either on a monthly or quarterly basis,

it's very performance-oriented as well as

service-oriented.  But if you service a

family well, you have that client for

life.

         MR. JOHNSON:  Thank you very

much.  I appreciate your all coming and we

are -- would be happy to answer other

questions either later on or, you know,

you can call Marty back in the office or

our other folks.  But we appreciate your

coming, and I think that winds it up.

         MS. TATLOCK:  Thank you.



         (Time noted:  12:05 p.m.)